Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

As of November 7, 2016

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Management’s Discussion and Analysis, page 1

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company

•	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,

•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and

•	is developing the Lindero Gold Project (“Lindero”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The Company’s material subsidiaries include –

Name	Location	Ownership	Principal Activity
Fortuna Silver Mines Peru S.A.C.	Peru	100%	Services company
Minera Bateas S.A.C.	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V.	Mexico	100%	San Jose Mine
Goldrock Mines Corp.	Canada	100%	Holding company
Mansfield Minera S.A.	Argentina	100%	Lindero Project

In this MD&A,

•	Minera Bateas S.A.C. is referred to as “Bateas”

•	Compania Minera Cuzcatlan S.A. de C.V. is referred to as “Cuzcatlan”

•	Goldrock Mines Corp. is referred to as “Goldrock”

•	Mansfield Minera S.A. is referred to as “Mansfield”

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that have affected the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of November 7, 2016 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, its unaudited condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2016 (“Q3 2016” and “2016”), and the related notes.

We report our annual financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We report our interim financial statements in accordance with International Accounting Standard 34 «Interim Financial Reporting» (“IAS 34”) of IFRS.

In this MD&A, we refer to various non-GAAP financial measures. These measures are used by us to manage and evaluate operating performance and the ability to generate cash, and are widely reported in the silver mining industry as benchmarks for performance. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

Management’s Discussion and Analysis, page 2

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

More information about the Company, including our Annual Information Form, is available at SEDAR at www.sedar.com

This document contains Forward-Looking Statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Third Quarter 2016 Highlights

Financial and Operating Highlights

During the three months ended September 30, 2016,

•	the Company acquired the Lindero Gold Project by acquiring all the outstanding common shares of TSX-Venture listed Goldrock Mines Corp. Goldrock is now a wholly owned subsidiary of Fortuna.

•	the mill expansion project at San Jose Mine achieved commercial production

•	the Company issued an updated Technical Report on the Caylloma Mine

•	the Company issued an updated Technical Report on the San Jose Property

During the three months ended September 30, 2016, the Company –

•	produced 2,089,506 ounces of silver,

•	produced 14,111 ounces of gold,

•	produced 7.45 million pounds of lead and 10.61 million pounds of zinc,

•	achieved cash cost at San Jose Mine of $54.83 per tonne*,

•	achieved cash cost at Caylloma Mine of $71.83 per tonne*.

*	(refer to non-GAAP financial measures)

Net income for the third quarter ended September 30, 2016 (“Q3 2016”), amounted to $11.8 million, compared with $2.6 million net income for the third quarter ended September 30, 2015 (“Q3 2015”), resulting in basic earnings per share of $0.09 (Q3 2015 – $0.02). The income was driven by sales of $65.2 million related to higher silver sold of 19% and higher realized prices for silver and gold of 31% and 18% respectively.

Adjusted net income for the third quarter was $10.0 million (Q3 2015 - $2.7 million).

Management’s Discussion and Analysis, page 3

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

	Expressed in $ millions
	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
NET INCOME FOR THE PERIOD	$11.8	$2.6	$13.0	$6.7
Items of note, net of tax:
Unrealized gain on financial instruments	(1.8)	—	(2.0)	—
Impairment of inventories	—	0.1	—	0.1

ADJUSTED NET INCOME FOR THE PERIOD (1)	$10.0	$2.7	$11.0	$6.8

(1)	A non-GAAP financial measure

Net cash generated by operating activities before changes in working capital (refer to non-GAAP financial measures), increased 177% to $26.1 million (Q3 2015 – $9.4 million) from the same period in the prior year, reflecting stronger operating results and timing differences in the payment of income taxes. Operating cash flow per share, before changes in working capital, increased to $0.19 (Q3 2015 – $0.07) (refer to non-GAAP financial measures).

At the end of the quarter, the Company had cash and short-term investments totaling $103.2 million (December 31, 2015 – $108.2 million).

Silver sold increased 19% to 2,070,913 (Q3 2015 – 1,737,928) ounces, while the realized silver price on provisional sales increased 31% to $19.49 per ounce from the same period in the prior year. Gold sold increased 25% to 13,739 ounces, while the realized gold price on provisional sales increased 18% to $1,327 per ounce. Sales comprised 57% silver and 23% gold, compared with 57% and 24%, respectively, in the same period in the prior year.

Silver production increased to 2,089,506 ounces (Q3 2015 – 1,734,842 ounces), and gold production increased 29% to 14,111 ounces (Q3 2015 – 10,963 ounces).

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.56 and below our annual guidance of $11.10 for 2016 (refer to non-GAAP financial measures).

San Jose’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $6.94 and below our annual guidance of $9.10 for 2016 (refer to non-GAAP financial measures).

Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $3.27 and below our annual guidance of $12.5. for 2016 (refer to non-GAAP financial measures).

Changes in Management and Board

Thomas I. Vehrs voluntarily retired June 30, 2016 as Vice President of Exploration of the Company.

David Volkert was appointed as the new Vice President of Exploration effective August 8, 2016 (see Fortuna news release dated July 11, 2016).

Michael Iverson retired from the Board of Directors of the Company (see Fortuna news release dated July 27, 2016). Thomas Kelly resigned from the Board of Directors of the Company (see Fortuna news release dated October 3, 2016).

Management’s Discussion and Analysis, page 4

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

David Laing was appointed to the Board of Directors of the Company effective September 26, 2016 (see Fortuna news release dated October 3, 2016).

Acquisition of Goldrock

On July 28, 2016, Fortuna Silver Mines Inc. acquired all the issued and outstanding common shares of Goldrock Mines Corp. (“Goldrock”), a public company listed on the TSX Venture Exchange, by issuing 14,569,045 common shares, and 1,514,677 warrants exercisable at C$6.01 per common share and expiring on October 31, 2018.

Goldrock ceased to be a reporting issuer effective August 12, 2016.

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS
	Three months ended September 30
	2016			2015
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	308,680	1,780,825	2,089,506	392,410	1,342,432	1,734,842
Gold (oz)	160	13,951	14,111	272	10,691	10,963
Lead (000’s lbs)	7,452	—	7,452	6,357	—	6,357
Zinc (000’s lbs)	10,606	—	10,606	10,122	—	10,122
Production cash cost (US$/oz Ag)*	(8.49)	0.73	(0.61)	7.31	2.51	3.58
All-in sustaining cash cost (US$/oz Ag)*	3.27	6.94	7.56	15.33	11.83	13.79

*	Net of by-product credits from gold, lead and zinc

	YEAR TO DATE RESULTS
	Nine months ended September 30
	2016			2015
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	963,994	4,296,125	5,260,119	1,371,922	3,667,398	5,039,320
Gold (oz)	381	32,358	32,739	970	28,763	29,734
Lead (000’s lbs)	25,383	—	25,383	15,474	—	15,474
Zinc (000’s lbs)	32,198	—	32,198	26,230	—	26,230
Production cash cost (US$/oz Ag)*	(4.41)	1.74	0.63	6.61	2.83	3.85
All-in sustaining cash cost (US$/oz Ag)*	5.14	7.95	8.84	12.87	11.51	13.37

*	Net of by-product credits from gold, lead and zinc

Management’s Discussion and Analysis, page 5

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

In the third quarter of 2016 the Company produced 2.1 million ounces of silver, 14,111 ounces of gold and significant base metal by-products. Silver and gold production for the first nine months total 5.3 million ounces and 32,739 ounces respectively; being 5% and 9% above the Company’s nine month projection. Fortuna’s annual guidance for 2016 is 7.0 million ounces of silver and 42.8 thousand ounces of gold or 9.6 million Ag Eq* (see Fortuna news release dated January 14, 2016).

Consolidated production highlights for Q3 2016 are as follows:

•	Silver production of 2,089,506 ounces; 20% increase from Q3 2015

•	Gold production of 14,111 ounces; 29% increase from Q3 2015

•	Lead production of 7,451,624 pounds; 17% increase over Q3 2015

•	Zinc production of 10,606,439 pounds; 5% increase over Q3 2015

•	Cash cost for San Jose of $54.83/t**

•	Cash cost for Caylloma of $71.83/t **

*	Ag Eq calculated using silver to gold ratio of 60 to 1
**	(refer to non-GAAP financial measures)

Higher silver and gold production in the quarter of 20% and 29% respectively, compared to 2015 is explained by the results of production expansions at the San Jose Mine.

Consolidated Cash Cost per Payable Ounce of Silver

All-in sustaining cash cost per ounce of payable silver for Q3 2016, net of by-product credits, was $7.56 and below both the same period in the prior year (Q3 2015 – $13.79) and our 2016 guidance of $11.10. Refer to non-GAAP financial measures.

Management’s Discussion and Analysis, page 6

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

San Jose Mine Review

San Jose is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production, and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended		Nine months ended
San Jose	September 30		September 30
Mine Production	2016	2015	2016	2015
Tonnes milled	268,242	183,068	632,432	544,716
Average tonnes milled per day	3,056	2,053	2,425	2,072
Silver
Grade (g/t)	224	247	229	230
Recovery (%)	92	92	92	91
Production (oz)	1,780,825	1,342,432	4,296,125	3,667,398
Gold
Grade (g/t)	1.76	1.97	1.73	1.81
Recovery (%)	92	92	92	91
Production (oz)	13,951	10,691	32,358	28,763
Unit Costs
Production cash cost (US$/oz Ag)*	0.73	2.51	1.74	2.83
Production cash cost (US$/tonne)	54.83	61.96	57.69	59.90
Unit Net Smelter Return (US$/tonne)	175.61	149.20	160.73	144.25
All-in sustaining cash cost (US$/oz Ag)*	6.94	11.83	7.95	11.51

*	Net of by-product credits from gold

Silver production increased 33% to 1,780,825 ounces, and gold production increased 30% to 13,951 ounces in Q3 2016 compared with the same period in the prior year. Throughput increased 49%, and head grades were 9% and 11% lower for silver and gold, respectively. See sales information for details on metal sold.

Silver and gold production in Q3 2016 were 1% and 9% above budget, respectively. Average head grades for silver and gold were 224 g/t and 1.76 g/t or 4% below and 4% above budget respectively. Metallurgical recoveries for silver and gold were 92.21% and 92.09% or 2% above budget for both.

Cash cost per tonne of processed ore for Q3 2016 was $54.83 (refer to non-GAAP financial measures), or 12% below the cost in the same period in the prior year. The reduction in unit cost was driven by the expansion of 50% in throughput capacity and the devaluation of the Mexican peso. The average foreign exchange rate of the Mexican peso to United States dollars for Q3 2016 was 14% higher than Q3 2015 and 19% above our assumptions for cost guidance. Excluding this effect, the cash cost for Q3 2016 was 7% below the same period in the prior year. Cash cost per tonne for the nine months ended September 30, 2016 of $57.69 was in line with guidance for the year. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $6.94 for Q3 2016 (refer to non-GAAP financial measures), and below the annual guidance of $9.10 as a result of by-product credits and lower execution of sustaining capital expenditures.

Management’s Discussion and Analysis, page 7

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Cash cost per payable ounce of silver, and cash cost per tonne of processed ore, are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Investments in property, plant and equipment and brownfields exploration, on a cash basis, comprised the following expenditures:

	SAN JOSE MINE
	Three months ended	Nine months ended
$ million	September 30, 2016
Plant and equipment	$0.7	$2.0
Dry stack tailings deposit	1.5	2.0

Total plant and equipment	$2.2	$4.0
Plant expansion	2.3	17.5
Infill drilling	0.1	1.6
Mine development	1.3	4.2
Brownfields exploration	2.0	5.1
Greenfields exploration	—	0.1

	$7.9	$32.5

Processing plant expansion to 3,000 tonnes per day (“tpd”)

The expansion of the mill capacity to 3,000 tpd from 2,000 tpd has concluded successfully on time and under budget. As of the first of July 2016, the processing plant and mine were fully operational at 3,000 tpd; allowing for an annual production rate of 7-8 million ounces of silver and 50-53 thousand ounces of gold. The capital expenditure of the plant expansion was $27.5 million, 16% below budget. (see Fortuna news releases dated December 17, 2014, August 12, 2015, October 15, 2015, December 16, 2015, April 13, 2016, and July 6, 2016).

Management’s Discussion and Analysis, page 8

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Caylloma Mine Review

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended		Nine months ended
Caylloma	September 30		September 30
Mine Production	2016	2015	2016	2015
Tonnes milled	132,558	118,086	379,707	348,511
Average tonnes milled per day	1,473	1,312	1,417	1,305

Silver
Grade (g/t)	87	127	93	147
Recovery (%)	83	81	85	83
Production (oz)	308,680	392,410	963,994	1,371,922

Gold
Grade (g/t)	0.20	0.26	0.19	0.27
Recovery (%)	19	28	16	32
Production (oz)	160	272	381	970

Lead
Grade (%)	2.71	2.59	3.22	2.16
Recovery (%)	94	94	94	93
Production (000’s lbs)	7,452	6,357	25,383	15,474

Zinc
Grade (%)	4.09	4.27	4.32	3.75
Recovery (%)	89	91	89	91
Production (000’s lbs)	10,606	10,122	32,198	26,230

Unit Costs
Production cash cost (US$/oz Ag)*	(8.49)	7.31	(4.41)	6.61
Production cash cost (US$/tonne)	71.83	88.74	72.16	87.12
Unit Net Smelter Return (US$/tonne)	134.17	112.26	123.59	122.44
All-in sustaining cash cost (US$/oz Ag)*	3.27	15.33	5.14	12.87

*	Net of by-product credits from gold, lead and zinc

Silver production in Q3 2016 was 0.31 million ounces compared with 0.39 million ounces in the same period of the prior year. Zinc and lead production was 5% and 17% higher, respectively, than the same period of the prior year. The primary reason for the changes in production year-over-year is due to a focus on polymetallic rich areas from the second half of 2015.

Management’s Discussion and Analysis, page 9

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Silver production in Q3 2016 was 11% above budget with an average silver head grade of 87g/t, or 6% above budget. Lead production was 22% below budget for Q3 and YTD due to lower head grades. Zinc production remains on target to meet our 2016 forecast.

Increase in throughput in Q3 2016 to 1,473 tpd compared to 1,312 tpd in Q3 2015, is a result of the plant optimization achieved at the end of March 2016.

Cash cost per tonne of processed ore at Caylloma for Q3 2016 was $71.83 (refer to non-GAAP financial measures), a decrease of 19% from the same period in the prior year mainly because of lower mining costs related to the cessation of mining in the narrow high grade silver veins and lower indirect costs related to headcount. Cash cost per tonne for the nine months ended September 30, 2016 of $72.16 was 9% below guidance for the year. Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $3.27 for Q3 2016, This is below our annual guidance of $12.50, as a result of lower execution of sustaining capital expenditures and a lower cash cost per tonne (refer to non-GAAP financial measures).

Investments in property, plant and equipment and brownfields exploration, on a cash basis, comprised the following expenditures:

	CAYLLOMA MINE
	Three months ended	Nine months ended
$ million	September 30, 2016
Plant and equipment	$0.4	$0.7
Mine development	1.7	3.8
Brownfields exploration	0.2	0.6
Greenfields exploration	0.1	0.3

	$2.4	$5.3

Management’s Discussion and Analysis, page 10

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

The Lindero Project

Lindero is an open pit, heap leach gold project with a completed 2016 feasibility study that has been granted all environmental and other major permits necessary for development.

The Lindero Project is located in the Argentinian puna at an elevation of approximately 3,500 to 4,000 meters, 260 kilometres due west of Salta City. Drive time from Salta City to Lindero is approximately 7 to 7.5 hours over a road distance of 420 kilometres.

The Lindero deposit is a gold-rich porphyry system with minor content of copper. Based on the 2016 feasibility study Lindero is projected to be an 18,500 tpd open pit mine, with the following parameters for life-of-mine; head grade of 0.63 g/t, strip ratio of 1.22, and gold production of 1.15 million oz Au.

Fortuna is currently conducting additional metallurgical testing and process design review with the aim of optimizing the project and mitigating certain sources of potential design and operational risk. We are working to advance the project to a construction decision by the second quarter of 2017.

Management’s Discussion and Analysis, page 11

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Quarterly Information

The following table provides information for eight fiscal quarters up to September 30, 2016:

	Expressed in $000’s, except per share data
	Quarters ended
	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014
Sales	65,212	44,485	42,692	37,013	39,041	38,871	39,804	37,823
Mine operating earnings	28,414	15,917	15,554	10,332	10,333	10,402	12,581	10,052
Operating income (loss)	21,094	3,582	6,105	(20,675)	6,099	4,775	7,961	3,653
Net income (loss)	11,817	(1,390)	2,578	(17,290)	2,592	236	3,854	57

Earnings (loss) per share, basic	0.09	(0.01)	0.02	(0.13)	0.02	—	0.03	—
Earnings (loss) per share, diluted	0.07	(0.01)	0.02	(0.13)	0.02	—	0.03	—

Total assets	543,356	387,713	392,165	379,654	398,648	392,488	351,260	350,310
Long term bank loan	39,633	39,568	39,531	39,486	39,487	39,470	—	—
Other liabilities	5,241	4,798	2,889	4,620	4,353	5,701	4,578	4,661

Over the last four quarters, the Company has steadily increased its production and revenues while constantly working to decrease operating costs. The loss in the 4th quarter of 2015 was due to the recognition of an impairment at Caylloma Mine. The loss in the 2nd quarter of 2016 was due primarily to the mark-to-market effect of share units, whose values increased as a result of the Company’s increasing share price.

The Company’s total assets increased substantially this quarter as a result of our acquisition of the Lindero Project.

In the 2nd quarter of 2015, the Company drew down on a $40.0 million loan.

Management’s Discussion and Analysis, page 12

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Third Quarter 2016 Financial Results

Summary of Financial Results

	OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL
$ millions	Three months ended September 30
	2016	2015	% Change
Sales	$65.2	$39.0	67%
Cost of Sales	36.8	28.7	28%

Mine operating earnings	$28.4	$10.3	176%
as a % of Sales	44%	26%	65%
Selling, general and administrative expenses	7.2	2.3	213%
Foreign exchange	0.1	1.7	-94%
Operating income	21.1	6.0	252%
as a % of Sales	32%	15%	110%
Income before tax	22.5	5.6	302%
Net income	11.8	2.6	354%

as a % of Sales	18%	7%	0%
Adjustments to net income, net of taxes**	$(0.4)	$—	0%

Adjusted net (loss) income */**	$11.4	$2.6	338%

Operating cash flow before changes in working capital *	$26.1	$9.4	177%

Note: Figures may not add due to rounding

Note: * Operating cash flow per share before changes in working capital is a non-GAAP financial measure

Note: ** Refer to non-GAAP Financial Measures

Net income for Q3 2016 amounted to $11.8 million (Q3 2015 – $2.6 million income), resulting in a basic earnings per share of $0.09 (Q3 2015 – $0.02). Compared to Q3 2015, results were impacted by sales of $65.2 million resulting mostly from higher silver and gold sold related to the processing plant expansion at the San Jose mine, as well as 31% and 18% higher realized prices for silver and gold respectively. The Company achieved higher sales of 67% and higher mine operating earnings of 176%, and operating income was 252% higher.

Cash flow from operations, before changes in working capital (refer to non-GAAP financial measures) increased 177% to $26.1 million (Q3 2015 – $9.4 million) from the same period in the prior year, as a result of stronger operating results and timing differences in the payment of income taxes. In Q3 2016, income taxes paid amounted to $3.8 million (Q3 2015 – $3.1 million).

Operating cash flow per share, before changes in working capital items, increased to $0.19 (Q3 2015 – $0.07) (refer to non-GAAP financial measures).

Management’s Discussion and Analysis, page 13

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Sales

The following table summarizes the details of sales by region and component:

	SALES AND REALIZED PRICES
	Three months ended September 30
	2016			2015
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	17.8	46.5	64.3	13.0	27.4	40.4
Adjustments ($ million) *	0.6	0.3	0.9	(0.7)	(0.7)	(1.4)
Sales ($ million)	18.4	46.8	65.2	12.2	26.8	39.0
Silver
Provisional Sales (oz)	309,813	1,761,101	2,070,913	387,986	1,349,943	1,737,928
Realized Price ($/oz)**	19.56	19.47	19.49	14.86	14.89	14.88
Net Realized Price ($/oz)***	17.08	17.72	17.62	12.69	13.34	13.19
Gold
Provisional Sales (oz)	—	13,739	13,739	280	10,718	10,998
Realized Price ($/oz)**	—	1,327	1,327	1,138	1,122	1,122
Net Realized Price ($/oz)***	—	1,115	1,115	458	880	869
Lead
Provisional Sales (000’s lb)	7,454	—	7,454	6,046	—	6,046
Realized Price ($/lb)**	0.85	—	0.85	0.78	—	0.78
Net Realized Price ($/lb)***	0.67	—	0.67	0.55	—	0.55
Zinc
Provisional Sales (000’s lb)	10,600	—	10,600	9,927	—	9,927
Realized Price ($/lb)**	1.02	—	1.02	0.84	—	0.84
Net Realized Price ($/lb)***	0.71	—	0.71	0.46	—	0.46

*	Adjustments consists of mark to market and final price adjustments, and final assay adjustments
**	Based on provisional sales before final price adjustments
***	Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Sales for Q3 2016 were $65.2 million, 67% above Q3 2015 sales of $39.0 million. Silver ounces sold increased 19%, and gold ounces sold increased 25%, while realized prices on provisional sales for silver increased 31% to $19.49 per ounce and gold increased 18% to $1,327 per ounce. Sales at San Jose increased 75% to $46.8 million (Q3 2015 – $26.8 million) as a result of increased silver and gold ounces sold of 30% and 28% respectively, compared with the same period in the prior year. Realized prices for silver and gold increased 31% and 18% respectively. Sales at Caylloma increased 51% to $18.4 million (Q3 2015 – $12.2 million) as a result of higher lead and zinc pounds sold of 23% and 7%, respectively. Silver ounces sold decreased 20%. Realized prices for silver, lead, and zinc increased 32%, 9%, and 22% respectively.

Management’s Discussion and Analysis, page 14

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. For Q3 2016, recorded sales consisted of provisional sales of $64.3 million (Q3 2015 – $40.4 million); positive price and mark-to-market adjustments of $1.0 million (Q3 2015 – negative $1.4 million); and negative assay adjustments of $0.1 million (Q3 2015 –$nil).

The Company has not hedged its exposure to metal price risks.

Mine Operating Earnings, Operating (Loss) Income, and Adjusted EBITDA

	Three months ended September 30
	2016				2015
(Expressed in $ millions)	Corp	Caylloma	San Jose	Total	Corp	Caylloma	San Jose	Total	% Change
Mine operating earnings	$—	$6.3	$22.2	$28.4	$—	$(0.2)	$10.5	$10.3	176%

as a % of Sales	0%	34%	47%	44%	0%	-1%	39%	26%	65%

Selling, general and administrative expenses	4.9	0.8	1.5	7.2	0.5	0.6	1.2	2.3	213%

as a % of Sales	0%	4%	3%	11%	0%	5%	4%	6%	87%

Operating (loss) income	(5.1)	5.4	20.8	21.1	(1.2)	(0.9)	8.2	6.1	246%

as a % of Sales	0%	29%	44%	32%	0%	-7%	31%	16%	107%

Net (loss) income	(3.6)	2.8	12.6	11.8	(1.7)	(1.1)	5.4	2.6	354%

Operating (loss) income	$(5.1)	$5.4	$20.8	$21.1	$(1.2)	$(0.9)	$8.2	$6.1	246%
Add back:
Net finance expense	(1.5)	—	0.1	(1.4)	0.4	0.1	0.1	0.6	-333%
DD&A **	0.1	2.0	7.4	9.5	0.1	2.3	4.3	6.6	44%
Share-based payments**	2.6	—	—	2.6	(1.5)	—	—	(1.5)	-273%
Other operating expense	—	—	—	—	—	—	0.2	0.2	-100%

Adjusted EBITDA*	$(4.4)	$7.4	$28.2	$33.3	$(2.6)	$1.5	$12.7	$11.5	190%

Note : Figures may not add due to rounding

Note: * Adjusted EBITDA is a non-GAAP financial measure

Note: ** included in cost of sales or selling, general and administrative expenses

During Q3 2016, mine operating earnings increased 176% to $28.4 million (Q3 2015 – $10.3 million), while the gross margin (mine operating earnings over sales) was 44% (Q3 2015 – 26%). At San Jose mine operating earnings increased 111% to $22.2 million mainly as a result of 75% higher sales. Gross margin improved eight percentage points to 47% as a result of higher realized metal prices and lower unit costs of 17%. Gross margins improved as realized metal prices increased. At Caylloma, mine operating earnings increased $6.5 million to $6.3 million as a result of 51% higher sales of $18.4 million and improved gross margin driven by lower unit costs.

Adjusted EBITDA in Q3 2016 increased 190% over Q3 2015 to $33.3 million, driven by increases at Caylloma and San Jose.

Management’s Discussion and Analysis, page 15

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Selling, General and Administrative Expenses

The following table summarizes selling, general and administrative expenses by region and component:

	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
	Three months ended September 30, 2016
$ millions	Corp	Caylloma	San Jose	Total
General and admin expenses	$2.3	$0.7	$1.0	$4.0
Workers’ participation	—	0.1	0.5	0.6

Total before share-based payments	$2.3	$0.8	$1.5	$4.6
Share-based payments	2.6	—	—	2.6

	$4.9	$0.8	$1.5	$7.2

	Three months ended September 30, 2015
	Corp	Caylloma	San Jose	Total
General and admin expenses	$2.0	$0.6	$1.1	$3.7
Workers’ participation	—	—	0.1	0.1

Total before share-based payments	$2.0	$0.6	$1.2	$3.8
Share-based payments	(1.5)	—	—	(1.5)

	$0.5	$0.6	$1.2	$2.3

Selling, general and administrative expenses for Q3 2016 increased 213%, or $4.9 million, to $7.2 million (Q3 2015 – $2.3 million). The driver for the increase compared with the same period in the prior year was a large increase in share-based payments. Most of this increase is related to the mark-to-market effects on grants of restricted share units and deferred share units. Excluding this effect, the charge for share-based payment in Q3 2016 would have been $1.9 million (Q3 2015 – $2.0 million). General and administrative expenses marginally increased to $4.0 million.

Management’s Discussion and Analysis, page 16

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Finance items

	FINANCE ITEMS
	Three months ended September 30
$ millions	2016	2015
Finance income
Interest income	$(0.1)	$(0.1)

Total finance income	(0.1)	(0.1)

Finance expenses
Interest expense	0.4	0.4
Accretion of provisions	0.1	0.2
Gain on financial assets carried at fair value	(1.9)	—

Total finance expense	(1.3)	0.6

Net finance expense	$(1.4)	$0.5

Note: Figures may not add due to rounding

Net finance expense recovery of $1.4 million (Q3 2015 – expense $0.5 million) included $0.3 million (Q2 2015 – $0.3 million) interest on the bank loan and $0.1 million (Q2 2015 – $0.1 million) interest on the interest rate swap. There was a gain on the financial assets carried at fair value of $1.9 million.

Income Taxes

The following table summarizes the details of income taxes by region and component:

	INCOME TAX EXPENSE
	Three months ended September 30
	2016					2015
$ millions	CAN	PER	MEX	ARG	Total	CAN	PER	MEX	ARG	Total
Current income tax	$—	$1.8	$8.5	$—	$10.3	$—	$(0.1)	$2.6	$—	$2.4
Deferred income tax	—	0.8	(0.5)	—	0.3	—	0.4	0.1	—	0.5

	$—	$2.6	$8.1	$—	$10.6	$—	$0.3	$2.7	$—	$3.0

Management’s Discussion and Analysis, page 17

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Year to Date to September 30, 2016 Financial Results

Summary of Financial Results

	OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL
$ millions	Nine months ended September 30
	2016	2015	% Change

Sales	$152.4	$117.7	29%
Cost of Sales	92.5	84.4	10%

Mine operating earnings	$59.9	$33.3	80%
as a % of Sales	39%	28%	39%
Selling, general and administrative expenses	29.3	13.2	122%
Foreign exchange	(0.4)	0.8	-150%
Operating income	30.8	18.9	63%
as a % of Sales	20%	16%	26%
Income before tax	31.2	18.0	73%
Net income	13.0	6.7	94%

as a % of Sales	9%	6%	0%
Operating cash flow before changes in working capital *	$39.6	$20.9	89%

Note: Figures may not add due to rounding

Note: * Operating cash flow per share before changes in working capital is a non-GAAP financial measure

Note: ** Refer to non-GAAP Financial Measures

For the nine months ended September 30, 2016, net income amounted to $13.0 million (2015 – $6.7 million), resulting in basic earnings per share of $0.10 (2015 – $0.05). Compared to 2015, results were impacted by a greater mine operating earnings, and higher share-based payments of $15.8 million stemming mostly from mark-to-market effects from the performance of our share price.

Cash flow from operations, before changes in working capital (refer to non-GAAP financial measures) increased 89% to $39.6 million (2015 – $20.9 million) from the same period in the prior year. This is the result of stronger operating result and timing differences in the payment of income taxes.

Operating cash flow per share, before changes in working capital items, increased to $0.30 (2015 – $0.16) (refer to non-GAAP financial measures).

Management’s Discussion and Analysis, page 18

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Sales

The following table summarizes the details of sales by region and component:

	SALES AND REALIZED PRICES
	Nine months ended September 30
	2016			2015
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	47.6	101.0	148.6	42.8	77.4	120.2
Adjustments ($ million) *	1.5	2.3	3.8	(1.1)	(1.4)	(2.5)
Sales ($ million)	49.1	103.3	152.4	41.7	76.0	117.7

Silver
Provisional Sales (oz)	980,418	4,270,370	5,250,788	1,392,661	3,611,215	5,003,876
Realized Price ($/oz)**	16.91	17.37	17.28	16.05	15.88	15.92
Net Realized Price ($/oz)***	14.59	15.77	15.55	13.81	14.28	14.15

Gold
Provisional Sales (oz)	—	32,155	32,155	997	28,347	29,344
Realized Price ($/oz)**	—	1,268	1,268	1,199	1,172	1,173
Net Realized Price ($/oz)***	—	1,048	1,048	662	911	902

Lead
Provisional Sales (000’s lb)	25,826	—	25,826	15,205	—	15,205
Realized Price ($/lb)**	0.80	—	0.80	0.82	—	0.82
Net Realized Price ($/lb)***	0.61	—	0.61	0.60	—	0.60

Zinc
Provisional Sales (000’s lb)	32,504	—	32,504	26,270	—	26,270
Realized Price ($/lb)**	0.89	—	0.89	0.92	—	0.92
Net Realized Price ($/lb)***	0.54	—	0.54	0.53	—	0.53

*	Adjustments consists of mark to market and final price adjustments, and final assay adjustments
**	Based on provisional sales before final price adjustments
***	Net after payable metal deductions, treatment, and refining charges

Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Sales for nine months ended September 30, 2016 were $152.4 million, 29% above 2015 sales of $117.7 million. Silver ounces sold increased 5%, and gold ounces sold increased 10% while realized prices on provisional sales for silver increased 9% to $17.28 per ounce and for gold increased 8% to $1,268 per ounce. Sales at San Jose increased 36% to $103.3 million (2015 – $76.0 million) as a result of an 18% increase in silver ounces sold compared with the same period in the prior year. Sales at Caylloma increased 18% to $49.1 million (2015 – $41.7 million) as a result of higher lead and zinc pounds sold of 70% and 24%, respectively. Silver ounces sold decreased 30%.

Management’s Discussion and Analysis, page 19

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Mine Operating Earnings, Operating (Loss) Income, and Adjusted EBITDA

	Nine months ended September 30
	2016				2015				% Change
(Expressed in $ millions)	Corp	Caylloma	San Jose	Total	Corp	Caylloma	San Jose	Total
Mine operating earnings	$—	$14.1	$45.8	$59.9	$—	$4.2	$29.2	$33.3	80%

as a % of Sales	0%	29%	44%	39%	0%	10%	38%	28%	39%

Selling, general and administrative expenses	23.4	2.0	3.9	29.3	7.7	2.0	3.5	13.2	122%

as a % of Sales	0%	4%	4%	19%	0%	5%	5%	11%	71%

Operating (loss) income	(23.1)	12.0	41.9	30.8	(7.9)	2.0	24.6	18.8	64%

as a % of Sales	0%	24%	41%	20%	0%	5%	32%	16%	27%

Net (loss) income	(22.3)	8.2	27.1	13.0	(8.7)	(0.8)	16.1	6.7	94%

Operating (loss) income	$(23.1)	$12.0	$41.9	$30.8	$(7.9)	$2.0	$24.6	$18.8	64%
Add back:
Net finance expense	(0.7)	0.3	0.2	(0.2)	1.0	0.3	(0.1)	1.1	-118%
DD&A **	0.3	5.8	16.7	22.8	0.5	6.7	12.3	19.5	17%
Share-based payments**	16.3	—	—	16.3	0.5	—	—	0.5	3160%
Other operating expense	—	—	—	—	—	—	0.2	0.2	-100%

Adjusted EBITDA*	$(6.6)	$17.9	$58.6	$69.9	$(6.8)	$8.7	$37.2	$39.1	79%

Note : Figures may not add due to rounding

Note: * Adjusted EBITDA is a non-GAAP financial measure

Note: ** included in cost of sales or selling, general and administrative expenses

For the nine months ended September 30, 2016, mine operating earnings increased 80% to $59.9 million (2015 – $33.3 million), while the gross margin (mine operating earnings over sales) was 39% (2015 – 28%). At San Jose, mine operating earnings increased 57% to $45.8 million as a result of 36% higher sales and an increase in gross margin of six percentage points to 44%. Gross margins improved as slightly lower head grades for silver and gold were offset by slightly higher recoveries combined with increased production of silver and gold. At Caylloma mine operating earnings increased 236% to $14.1 million mostly as a result of higher sales of 18%, lower depletion, and lower unit costs of 17%.

Adjusted EBITDA in 2016 increased 79% over 2015 to $69.9 million, and was driven by increases at both Caylloma and San Jose.

Management’s Discussion and Analysis, page 20

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Selling, General and Administrative Expenses

The following table summarizes selling, general and administrative expenses by region and component:

	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
	Nine months ended September 30, 2016
$ millions	Corp	Caylloma	San Jose	Total
General and admin expenses	$7.1	$1.9	$3.1	$12.1
Workers’ participation	—	0.1	0.8	0.9

Total before share-based payments	$7.1	$2.0	$3.9	$13.0
Share-based payments	16.3	—	—	16.3

	$23.4	$2.0	$3.9	$29.3

	Nine months ended September 30, 2015
$ millions	Corp	Caylloma	San Jose	Total
General and admin expenses	$7.2	$2.0	$3.1	$12.3
Workers’ participation	—	0.1	0.4	0.5

Total before share-based payments	$7.2	$2.1	$3.5	$12.8
Share-based payments	0.5	—	—	0.5

	$7.7	$2.1	$3.5	$13.3

Selling, general and administrative expenses for the nine months ended September 30, 2016 increased 122%, or $16.0 million, to $29.4 million (2015 – $13.3 million). The driver for the increase compared with the same period in the prior year was the increase in share-based payments of $15.8 million to $16.3 million. Most of this increase is related to mark-to-market effects on grants of restricted share units and deferred share units. Excluding this effect the charge for share-based payment in 2016 would have been $6.0 million (2015 – $4.0 million). General and administrative expenses decreased slightly by $0.2 million to $12.1 million as a result of lower corporate expenses.

Management’s Discussion and Analysis, page 21

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Finance items

	FINANCE ITEMS
	Nine months ended September 30
$ millions	2016	2015
Finance income
Interest income	$(0.2)	$(0.3)

Total finance income	(0.2)	(0.3)

Finance expenses
Interest expense	1.3	0.8
Accretion of provisions	0.4	0.1
Gain on financial assets carried at fair value	(2.0)	—

Total finance expense	(0.2)	1.1

Net finance expense	$(0.5)	$0.8

Note: Figures may not add due to rounding

Net finance recovery of $0.5 million (2015 – expense $0.8 million) included $0.9 million (2015 – $0.5 million) interest on the bank loan and $0.3 million (2015 – $0.3 million) interest on the interest rate swap.

Income Taxes

The following table summarizes the details of income taxes by region and component –

	INCOME TAX EXPENSE
	Nine months ended September 30
$ millions	2016					2015
	CAN	PER	MEX	ARG	Total	CAN	PER	MEX	ARG	Total

Current income tax	$—	$3.3	$14.5	$—	$17.8	$—	$1.5	$7.1	$—	$8.7
Deferred income tax	—	0.3	0.1	—	0.4	—	1.0	1.6	—	2.7

	$—	$3.6	$14.6	$—	$18.2	$—	$2.6	$8.8	$—	$11.3

Management’s Discussion and Analysis, page 22

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Non-GAAP Financial Measures

This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore (Non-GAAP Financial Measures)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

Management’s Discussion and Analysis, page 23

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three and nine months ended September 30, 2016 and 2015 (“Q3 2016” and “2016”, and “Q3 2015” and “2015”, respectively):

		CONSOLIDATED MINE CASH COST
US$ 000’s			YTD		YTD
		Q3 2016	Q3 2016	Q3 2015	Q3 2015
Cost of sales		36,798	92,504	28,708	84,400
Add (subtract):
Change in concentrate inventory		65	(417)	531	319
Depletion and depreciation in concentrate inventory		(30)	83	(127)	(102)
Commercial and government royalties and mining taxes		(874)	(1,792)	(266)	(886)
Workers participation		(2,363)	(4,078)	(537)	(1,935)
Depletion and depreciation		(9,367)	(22,420)	(6,488)	(18,804)

Cash cost	A	24,229	63,880	21,821	62,992

Cash cost	A	24,229	63,880	21,821	62,992
Add (subtract):
By-product credits from gold, lead and zinc		(28,015)	(66,765)	(17,715)	(49,924)
Refining charges		2,559	6,060	1,849	5,497

Cash cost applicable per payable ounce	B	(1,227)	3,175	5,955	18,565

Payable ounces of silver production	C	2,013,314	5,063,496	1,661,524	4,824,029

Cash cost per ounce of payable silver ($/oz)	=B/C	$(0.61)	$0.63	$3.58	$3.85

Management’s Discussion and Analysis, page 24

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

San Jose Mine Cash Cost	Expressed in $‘000’s		Expressed in $‘000’s
	Q3 2016	YTD Q3 2016	Q3 2015	YTD Q3 2015
Cost of sales	24,623	57,516	16,274	46,793
Add / (Subtract):
Change in concentrate inventory	73	291	(31)	(104)
Depletion and depreciation in concentrate inventory	(33)	(117)	9	20
Commercial and government royalties and mining taxes	(646)	(1,192)	(112)	(351)
Workers participation	(1,969)	(3,335)	(577)	(1,599)
Depletion and depreciation	(7,340)	(16,681)	(4,221)	(12,128)

Cash cost (A)	14,708	36,482	11,342	32,631

Total processed ore (tonnes) (B)	268,242	632,432	183,068	544,716

Cash cost per tonne of processed ore ($/t) (A/B)	54.83	57.69	61.96	59.90

Cash cost (A)	14,708	36,482	11,342	32,631
Add / (Subtract):
By-product credits from gold	(15,539)	(33,907)	(9,401)	(26,198)
Refining charges	2,093	4,637	1,289	3,521

Cash cost applicable per payable ounce ( C)	1,262	7,212	3,230	9,954

Payable ounces of silver production (D)	1,720,068	4,147,703	1,288,735	3,520,703

Cash cost per ounce of payable silver ($/oz) (C/D)	0.73	1.74	2.51	2.83

Mining cost per tonne	28.93	30.68	34.65	32.11
Milling cost per tonne	15.96	15.25	13.60	14.50
Indirect cost per tonne	5.71	6.90	8.13	7.83
Community relations cost per tonne	0.86	1.37	1.40	1.09
Distribution cost per tonne	3.37	3.49	4.18	4.37

Total production cost per tonne	54.83	57.69	61.96	59.90

Management’s Discussion and Analysis, page 25

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Caylloma Mine Cash Cost	Expressed in $‘000’s		Expressed in $‘000’s
	Q3 2016	YTD Q3 2016	Q3 2015	YTD Q3 2015

Cost of sales	12,175	34,988	12,434	37,607
Add / (Subtract):
Change in concentrate inventory	(8)	(708)	562	423
Depletion and depreciation in concentrate inventory	3	200	(136)	(122)
Commercial and government royalties and mining taxes	(228)	(600)	(154)	(535)
Workers participation	(394)	(743)	40	(336)
Depletion and depreciation	(2,027)	(5,739)	(2,267)	(6,676)

Cash cost (A)	9,521	27,398	10,479	30,361

Total processed ore (tonnes) (B)	132,558	379,708	118,086	348,510

Cash cost per tonne of processed ore ($/t) (A/B)	71.83	72.16	88.74	87.12

Cash cost (A)	9,521	27,398	10,479	30,361
Add / (Subtract):
By-product credits from gold, lead and zinc	(12,476)	(32,858)	(8,314)	(23,726)
Refining charges	466	1,423	560	1,976

Cash cost applicable per payable ounce (C)	(2,489)	(4,037)	2,725	8,611

Payable ounces of silver production (D)	293,246	915,793	372,789	1,303,326

Cash cost per ounce of payable silver ($/oz) (C/D)	(8.49)	(4.41)	7.31	6.61

Mining cost per tonne	33.88	35.55	45.55	45.57
Milling cost per tonne	13.22	12.46	14.18	14.42
Indirect cost per tonne	16.53	14.95	19.68	19.33
Community relations cost per tonne	0.43	0.19	0.80	0.31
Distribution cost per tonne	7.77	9.01	8.53	7.49

Total production cost per tonne	71.83	72.16	88.74	87.12

Management’s Discussion and Analysis, page 26

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver (Non-GAAP Financial Measure)

We believe that “all-in sustaining cash cost” and “all-in cash cost” meet the needs of analysts, investors, and other stakeholders of the Company in understanding the cost associated with producing silver, the economics of silver mining, the Company’s operating performance, and the Company’s ability to generate free cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in sustaining definition to that set out in the guidance issued by the World Gold Council (“WGC,” a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies).

All-in sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cost include total production cash costs incurred at the Company’s mining operations, which form the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. We believe that this measure represents the total costs of producing silver from operations and provides the Company and stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. We report this measure on a silver ounce sold basis.

Management’s Discussion and Analysis, page 27

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

The following tables provide a reconciliation of all-in sustaining cash cost per ounce in the consolidated financial statements for the three and nine months ended September 30, 2016 and 2015:

Consolidated Mine All-in Cash Cost	Expressed in $‘000’s		Expressed in $‘000’s
		YTD		YTD
	Q3 2016	Q3 2016	Q3 2015	Q3 2015
Cash cost applicable per payable ounce	(1,227)	3,175	5,955	18,565
Commercial and government royalties and mining tax	1,938	4,335	794	2,811
Workers’ participation	2,927	5,049	683	2,414
Selling, general and administrative expenses (operations)	1,777	5,006	1,642	5,069

Adjusted operating cash cost	5,415	17,565	9,074	28,859
Selling, general and administrative expenses (corporate)	2,229	6,967	1,949	7,175
Sustaining capital expenditures[1]	5,407	14,520	10,429	25,049
Brownfields exploration expenditures[1]	2,176	5,691	1,463	3,404

All-in sustaining cash cost	15,227	44,743	22,915	64,487
Non-sustaining capital expenditures[1]	3,555	20,962	2,846	3,032

All-in cash cost	18,782	65,705	25,761	67,519
Payable ounces of silver operations	2,013,314	5,063,496	1,661,524	4,824,029

All-in sustaining cash cost per payable ounce of silver	7.56	8.84	13.79	13.37

All-in cash cost per payable ounce of silver	9.33	12.98	15.50	14.00

[1]	presented on a cash basis

San Jose Mine All-in Cash Cost	Expressed in $‘000’s		Expressed in $‘000’s
		YTD		YTD
	Q3 2016	Q3 2016	Q3 2015	Q3 2015
Cash cost applicable per payable ounce	1,262	7,212	3,230	9,954
Commercial and government royalties and mining tax	1,710	3,735	640	2,276
Workers’ participation	2,462	4,169	721	1,999
Selling, general and administrative expenses (operations)	1,005	3,032	1,072	3,114

Adjusted operating cash cost	6,439	18,148	5,663	17,343
Sustaining capital expenditures[1]	3,533	9,738	8,238	20,121
Brownfields exploration expenditures[1]	1,963	5,080	1,344	3,052

All-in sustaining cash cost	11,935	32,966	15,245	40,516
Non-sustaining capital expenditures[1]	2,464	17,602	2,738	2,891

All-in cash cost	14,399	50,568	17,983	43,407
Payable ounces of silver operations	1,720,068	4,147,703	1,288,735	3,520,703

All-in sustaining cash cost per payable ounce of silver	6.94	7.95	11.83	11.51

All-in cash cost per payable ounce of silver	8.37	12.19	13.95	12.33

[1]	presented on a cash basis

Management’s Discussion and Analysis, page 28

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Caylloma Mine All-in Cash Cost	Expressed in $‘000’s		Expressed in $‘000’s
		YTD		YTD
	Q3 2016	Q3 2016	Q3 2015	Q3 2015
Cash cost applicable per payable ounce	(2,489)	(4,037)	2,725	8,611
Commercial and government royalties and mining tax	228	600	154	535
Workers’ participation	459	874	(46)	398
Selling, general and administrative expenses (operations)	673	1,875	570	1,955

Adjusted operating cash cost	(1,129)	(688)	3,403	11,499
Sustaining capital expenditures[1]	1,874	4,782	2,191	4,928
Brownfields exploration expenditures[1]	213	611	119	352

All-in sustaining cash cost	958	4,705	5,713	16,779
Non-sustaining capital expenditures[1]	344	2,613	108	141

All-in cash cost	1,302	7,318	5,821	16,920
Payable ounces of silver operations	293,246	915,793	372,789	1,303,326

All-in sustaining cash cost per payable ounce of silver	3.27	5.14	15.33	12.87

All-in cash cost per payable ounce of silver	4.44	7.99	15.61	12.98

[1]	presented on a cash basis

Adjusted Net Income (Non-GAAP Financial Measures)

The Company uses the financial measure of “adjusted net (loss) income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with the IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net (loss) income” does not have a standardized meaning prescribed by the IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	ADJUSTED NET INCOME
	Three months ended September 30		Nine months ended September 30

Expressed in $‘000’s	2016	2015	2016	2015
NET INCOME FOR THE PERIOD	$11,817	$2,592	$13,005	$6,682
Items of note, net of tax:
Unrealized gain on financial instruments	(1,863)	—	(2,006)	—
Impairment of inventories	—	144	—	144

Adjusted Net Income (a non-GAAP measure)	$9,954	$2,736	$10,999	$6,826

Management’s Discussion and Analysis, page 29

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with the IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The following other financial measures are used: operating cash flow per share before changes in working capital, and adjusted EBITDA. These terms described and presented below do not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

Operating Cash Flow per Share Before Changes in Working Capital (Non-GAAP Financial Measures)

	OPERATING CASH FLOW PER SHARE BEFORE CHANGES IN WORKING CAPITAL
	Three months ended September 30		Nine months ended September 30

$ 000’s	2016	2015	2016	2015
Net income for the period	$11,817	$2,592	$13,005	$6,682
Items not involving cash	18,530	10,286	39,769	32,162

	30,347	12,878	52,774	38,844
Income taxes paid	(3,756)	(3,120)	(12,141)	(17,479)
Interest expense paid	(572)	(421)	(1,308)	(693)
Interest income received	93	91	240	268

Cash generated by operating activities before changes in working capital	$26,112	$9,428	$39,565	$20,940

Divided by
Weighted average number of shares (‘000’s)	141,062	129,079	133,676	128,957

Operating cash flow per share before changes in working capital	$0.19	$0.07	$0.30	$0.16

Management’s Discussion and Analysis, page 30

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Adjusted EBITDA (Non-GAAP Financial Measure)

	ADJUSTED EBITDA
(a non-GAAP financial measure) $ 000’s	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Net Income	$11,817	$2,592	$13,005	$6,682
Add back:
Net finance expense	(1,363)	537	(451)	813
Depreciation, depletion, and amortization	9,532	6,633	22,764	19,476
Income taxes	10,640	2,970	18,227	11,340
Share-based payments	2,649	(1,461)	16,348	514
Other operating expenses	—	212	(4)	229

Adjusted EBITDA	$33,275	$11,483	$69,889	$39,054

Adjusted EBITDA is net income before interest, taxes, depreciation, depletion, and amortization, unrealized gains and losses on hedge contracts, share based payments, and other non-cash expenses.

Management’s Discussion and Analysis, page 31

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return-on-capital criteria for management, but manage the Company’s capital structure and adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents at September 30, 2016, totaled $64.6 million (December 31, 2015 – $72.2 million), and its short term investments totaled $38.6 million (December 31, 2015 – $36.0 million).

Third Quarter 2016 Liquidity and Capital Resources

During the three months ended September 30, 2016, cash and cash equivalents increased by $8.6 million (Q3 2015 – an increase of $26.3 million), and comprised the following:

(Expressed in $ millions)	Three months ended September 30
	2016	2015	Change	Change %
Net cash provided by operating activities	$28.5	$17.9	$10.6	59%
Net cash used in by investing activities	(20.9)	8.4	(29.3)	-349%
Net cash provided by financing activities	1.0	—	1.0	0%

Increase in cash and cash equivalents	$8.6	$26.3	$(17.7)	-67%

Note: Figures may not add due to rounding

During the quarter ended September 30, 2016, our operating activities provided $28.5 million of cash (2015 Q3 - $17.9 million). Our results in the quarter reflect the positive impact of our first full quarter at the expanded capacity of 3,000 tonnes per day at San Jose mine, higher silver and gold prices, and good cost execution at both our mines.

During the three months ended September 30, 2016 and 2015, net cash provided by or used in investing activities comprised the following:

	INVESTING ACTIVITIES
(Expressed in $ millions)	Three months ended September 30
	2016	2015	Change	Change %
Purchase of Lindero project	$(4.9)	$—	$(4.9)	—
Purchase of short term investments	(22.9)	(7.9)	(15.0)	190%
Redemptions of short term investments	17.5	34.4	(16.9)	-49%
Purchase of marketable securities	—	—	—	—
Expenditures on mineral properties, plant and equipment	(10.6)	(14.7)	4.1	-28%
Deposits on long term assets, net	—	(3.3)	3.3	-100%

Net cash used in by investing activities	$(20.9)	$8.4	$(29.3)	-349%

Note: Figures may not add due to rounding

Management’s Discussion and Analysis, page 32

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Cash expenditures directly related to the purchase of the Lindero project during the quarter amounted to $4.9 million.

Expenditures on mineral properties, and plant and equipment during the quarter amounted to $10.6 million as follows:

	EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT
(Expressed in $ millions)	Three months ended September 30 2016
	Corporate	Caylloma	San Jose	Lindero	Consolidated
Plant and equipment	$—	$0.4	$0.7	$—	$1.1
Dry stack tailings deposit project	—	—	1.5	—	1.5

Equipment and infrastructure	$—	$0.4	$2.2	$—	$2.6
Plant expansion	—	—	2.3	—	2.3
Infill drilling	—	—	0.1	—	0.1
Mine development	—	1.7	1.3	—	3.0
Brownfields exploration	—	0.2	2.0	0.7	2.9
Greenfields exploration	—	0.1	—	—	0.1
Transfer from deposits on long term assets	—	—	(0.4)	—	(0.4)

	$—	$2.4	$7.5	$0.7	$10.6

There were no significant financing activities during the quarter.

First Nine Months of 2016 Liquidity and Capital Resources

Working capital during the nine months ended September 30, 2016 decreased $2.9 million, to $91.0 million from $93.9 million at December 31, 2015.

For the nine months ended September 30, 2016 and 2015, cash and cash equivalents decreased $7.6 million (2015: increased $24.7 million) and comprised the following:

(Expressed in $ millions)	Nine months ended September 30
	2016	2015	Change	Change %
Net cash provided by operating activities	$26.9	$31.6	$(4.7)	-15%
Net cash used in by investing activities	(39.3)	(48.1)	8.8	-18%
Net cash provided by financing activities	4.8	41.3	(36.5)	-88%

Increase (decrease) in cash and cash equivalents	$(7.6)	$24.8	$(32.4)	-131%

Note: Figures may not add due to rounding

Management’s Discussion and Analysis, page 33

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

During the nine months ended September 30, 2016 and 2015, net cash provided by or used in investing activities comprised the following:

	INVESTING ACTIVITIES
	Nine months ended September 30
(Expressed in $ millions)	2016	2015	Change	Change %
Purchase of Lindero project	$(4.9)	$—	$(4.9)	—
Purchase of short term investments	(42.4)	(81.7)	39.3	-48%
Redemptions of short term investments	39.8	72.6	(32.8)	-45%
Purchase of marketable securities	(1.2)	—	(1.2)	—
Expenditures on mineral properties, plant and equipment	(30.7)	(31.5)	0.8	-3%
Deposits on long term assets, net	—	(7.5)	7.5	-100%

Net cash used in by investing activities	$(39.3)	$(48.1)	$8.8	-18%

Note: Figures may not add due to rounding

Cash expenditures directly related to the purchase of the Lindero project during the quarter amounted to $4.9 million.

Expenditures on mineral properties, and plant and equipment during the year amounted to $30.7 million as follows:

	EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT
	Nine months ended September 30 2016
(Expressed in $ millions)	Corporate	Caylloma	San Jose	Lindero	Consolidated
Plant and equipment	$0.1	$0.7	$2.0	$—	$2.8
Dry stack tailings deposit project	—	—	2.0	—	2.0

Equipment and infrastructure	$0.1	$0.7	$3.9	$—	$4.7
Plant expansion	—	—	17.5	—	17.5
Infill drilling	—	—	1.6	—	1.6
Mine development	—	3.8	4.2	—	8.0
Brownfields exploration	—	0.6	5.1	0.7	6.4
Greenfields exploration	—	0.3	0.1	—	0.4
Transfer from deposits on long term assets	—	(0.1)	(7.8)	—	(7.9)

	$0.1	$5.3	$24.6	$0.7	$30.7

Management’s Discussion and Analysis, page 34

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at September 30, 2016
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$37.2	$—	$—	$—	$37.2
Bank loan	—	40.0	—	—	40.0
Derivative liabilities	6.5	—	—	—	6.5
Income tax payable	8.5	—	—	—	8.5
Other liabilities	2.2	5.2	—	—	7.4
Operating leases	0.4	0.3	—	—	0.7
Provisions	0.9	1.1	4.1	7.0	13.1

	$55.7	$46.6	$4.1	$7.0	$113.4

Operating leases includes leases for office premises and for computer and other equipment used in the normal course of business.

Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in August 2015, with total closure costs of $7,770, consisting of progressive closure activities of $3,604, final closure activities of $3,594, and post-closure activities of $573. Under the rules of closure, for the purpose of determining the annual financial collateral in the form of a letter of guarantee the final closure and post-closure activities constitute one amount of $4,166, the same to be allocated annually constituting the following guarantees by year– 2016, $2,495; 2017, $3,179; 2018, $3,908; 2019, $4,705; and 2020, $5,641, according to the approved life in the study of mine closure.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $2,495 (2015– $2,495), on behalf of Bateas, in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’s mine closure plan. This bank letter of guarantee expires on December 31, 2016.

Capital Commitments

As at September 30, 2016, the Company had the following capital commitments, expected to be expended within one year:

•	$200 for the dry stack tailing dam at the San Jose property,

•	$396 for the plant expansion at the San Jose property,

•	$518 for drilling at the Lindero property,

Management’s Discussion and Analysis, page 35

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

•	$483 for testing, software, and consulting at the Lindero property.

Other Commitments

As at September 30, 2016, the expected payments due by period are as follows –

	Expressed in $‘000’s
	Expected payments due by period as at September 30, 2016
	Less than 1 year	1 -3 years	Total
Office premises - Canada	$66	$162	$228
Office premises - Peru	225	1	226
Office premises - Argentina	2	—	2

Total office premises	$293	$163	$456

Computer equipment - Peru	99	38	137
Computer equipment - Mexico	69	61	130

Total computer equipment	$168	$99	$267

Machinery - Mexico	18	4	22

Total machinery	$18	$4	$22

Total operating leases	$479	$266	$745

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine. Under the contract, the seller is obligated to deliver a “maximum committed demand” (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of “Force Majeure”. The contract period is 15 years and expires in 2022, after which it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru. The minimum committed demand is $30 per month, and the average monthly charge for 2016 is $300.

Tax Contingencies

Peru

The Company has been assessed taxes and related interest and penalties by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011 in the amounts of $1,020 and $649, respectively, for a total of $1,669.

•	The Company is appealing these assessments.

•	The Company has provided a guarantee by way of a letter bond in the amount of $800.

Management’s Discussion and Analysis, page 36

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Mexico

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service (“SAT”) and faced an administrative customs procedure (“PAMA”) for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014, and denied certain claims, which resulted in the following assessments totaling $198 (the “tax credit”):

•	$30 in general import tax, $90 in VAT, and $5 custom management tax, and

•	associated fines of $73

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. This security bond has to be updated on December 10, 2016. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). On August 18, 2016 the Mexican Federal Court issued a first instance resolution declaring the nullity and voidance of the tax assessment. The Tax authority has the right to appeal the first instance resolution, which appeal is still pending.

Other Contingencies

The Company is subject to various investigations, claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. In the opinion of management, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

Off-Balance Sheet Arrangements

Please refer to note 11 of the accompanying condensed consolidated interim financial statements as at and for the three and nine months ended September 30, 2016.

Related Party Transactions

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Management’s Discussion and Analysis, page 37

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar is the functional currency for its Canadian, Peruvian and Mexican, and Barbados entities, management considered the currency that mainly influences the sales and costs of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•	In concluding when self-constructed items of property, plant and equipment are capable of operating in the manner intended by management have been completed.

•	The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•	The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•	The identification of impairment indicators and cash generating units.

•	Whether a significant acquisition of a collection of assets is a business combination or an asset purchase.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

Estimates

•	the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

Management’s Discussion and Analysis, page 38

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

•	the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•	the determination of whether tangible and intangible assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•	the assessment of indications of impairment of each mineral property and related determination of the recoverable amount and write-down of those properties where applicable;

•	the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•	the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•	the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks (expressed in $’000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Management’s Discussion and Analysis, page 39

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values as described below :

•	Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means; and

•	Level 3 – Inputs that are not based on observable market data.

During the three and nine months ended September 30, 2016, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

	Expressed in $‘000’s
	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
At September 30, 2016	Level 1	Level 2	Level 3
Cash and cash equivalents	$64,580	$—	$—	$64,580
Short term investments	38,600	—	—	38,600
Marketable securities	1,526	578	—	2,104
Trade receivable from concentrate sales	—	26,056	—	26,056
Derivative liabilities	—	(6,507)	—	(6,507)

	$104,706	$20,127	$—	$124,833

[1]

Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and “London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

[2]

Derivative liabilities includes interest rate swaps and warrants issued in currencies other than United States dollars. The fair value of the derivative liabilities reflect observable LIBOR and share prices and hereby classified within Level 2 of the fair value hierarchy.

Management’s Discussion and Analysis, page 40

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
At December 31 2015	Level 1	Level 2	Level 3
Cash and cash equivalents	$72,218	$—	$—	$72,218
Short term investments	36,031	—	—	36,031
Trade receivable from concentrate sales [1]	—	5,172	—	5,172
Derivative liabilities [2]	—	(351)	—	(351)

	$108,249	$4,821	$—	$113,070

Fair Value of Financial Assets and Liabilities other than Level 1

	Expressed in $‘000’s
	September 30, 2016		December 31, 2015
	Carrying amount Estimated fair value		Carrying amount Estimated fair value
Financial assets
Marketable securities	$578	$578	$—	$—
Trade receivable from concentrate sales [2]	26,056	26,056	5,172	5,172
Advances and other receivables [3]	1,341	1,341	1,350	1,350

	$27,975	$27,975	$6,522	$6,522

Financial liabilities
Derivative liabilities [1]	$6,507	$6,507	$351	$351

	$6,507	$6,507	$351	$351

[1]

Derivative liabilities includes interest rate swaps and warrants issued in currencies other than United States dollars. The fair value of the derivative liabilities reflect observable LIBOR and share prices and hereby classified within Level 2 of the fair value hierarchy.

[2]

Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and

[3]

Advances and other receivables are recorded at amortized costs. The fair value of other assets are, due to its short term nature, classified within Level 2 of the fair value hierarchy, and the balances include the current portion of other assets.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Peruvian soles, and Mexican pesos. A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows. The Company has not hedged its exposure to currency fluctuations.

Management’s Discussion and Analysis, page 41

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

As at September 30, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian soles, Mexican pesos and Argentinian pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Peruvian soles, thousands of Mexican pesos, or thousands of Argentinian pesos):

	Expressed in $‘000’s
	September 30, 2016					December 31, 2015
	Canadian Dollars		Nuevo Soles	Mexican Pesos	Argentinian Pesos	Canadian Dollars		Nuevo Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	$5,195	S/.	3,792	$25,438	$3,838	$10,023	S/.	983	$46,405	$—
Marketable securities	2,760		—	—	—	—		—	—	—
Accounts receivable and other
assets	323		3,647	8,168	710	83		4,035	6,805	—
Income tax receivable	—		222	—	—	—		2,663	—	—
Deposits on long term assets	—		—	3,985	32,397	—		—	31,899	—
Trade and other payables	(15,958)		(13,955)	(191,225)	(839)	(2,921)		(10,931)	(163,699)	—
Due to related parties	(13)		—	—	—	—		—	—	—
Provisions, current	—		(2,732)	(1,913)	(1,517)	—		(1,143)	(2,028)	—
Income tax payable	—		(5,062)	(129,694)	—	—		(15)	(61,960)	—
Other liabilities	(4,922)		—	(883)	—	(4,805)		—	(754)	—
Provisions	—		(25,103)	(83,907)	—	—		(24,475)	(83,978)	—

Total	$(12,615)	S/.	(39,191)	$(370,031)	$34,589	$2,380	S/.	(28,883)	$(227,310)	$—

Total US$ equivalent	$(9,617)	$	$(11,517)	$(18,976)	$2,232	$1,716	$	$(8,463)	$(13,211)	$—

Based on the above net exposure as at September 30, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease to net income before tax of $4,209 (2015 – $2,217).

The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions. These investments mature at various dates within one year. All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

Management’s Discussion and Analysis, page 42

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

The Company’s maximum exposure to credit risk as at September 30, 2016 is as follows:

	Expressed in ‘000’s
	September 30, 2016	December 31, 2015
Cash and cash equivalents	$64,580	$72,218
Short term investments	38,600	36,031
Marketable securities	2,104	—
Accounts receivable and other assets	27,946	7,068
Income tax receivable	64	780

	$133,294	$116,097

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the same period in the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60.0 million senior secured financing (“credit facility”) consisting of a $40.0 million term credit facility with a 4 year term and a $20.0 million revolving credit facility for a two year period. The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10.0 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40.0 million term credit facility was drawn down.

While the term credit facility remains unpaid, the Company is required to maintain the following financial covenants :

•	Total debt to EBITDA of not greater than 3:1 calculated on a rolling four fiscal quarter basis and measured at the end of each fiscal quarter of the Company; and,

•

Minimum tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014 plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.

Management’s Discussion and Analysis, page 43

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at November 7, 2016 is 146,230,773 common shares. In addition, 2,175,370 incentive stock options and warrants are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date
Warrants	1,115,377	$6.01	October 31, 2018

Incentive Stock Options:	215,000	$2.22	January 11, 2017
	49,084	$6.67	February 20, 2017
	83,976	$4.30	March 23, 2017
	122,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
	569,933	$4.79	March 18, 2020

	1,059,993

TOTAL OUTSTANDING WARRANTS AND OPTIONS:	2,175,370

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information Form for the year ended December 31, 2015 available at www.sedar.com and www.sec.gov/edgar.shtml.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of September 30, 2016, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Discussion and Analysis, page 44

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of September 30, 2016, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Persons

Eric N. Chapman, M.Sc., Corporate Head of Technical Services, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are

Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

Management’s Discussion and Analysis, page 45

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

•	production rates at the Company’s properties;

•	cash cost estimates;

•	timing for delivery of materials and equipment for the Company’s properties;

•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•	the Company’s planned processing and estimated major investments for mine development and brownfields exploration at the San Jose Mine during 2016;

•	the Company’s planned processing and estimated major investments for mine development, plant optimization and brownfields exploration at the Caylloma Mine during 2016;

•	the Company’s plans for development of the Lindero Project;

•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•	expiry dates of bank letters of guarantee;

•	estimated mine closure costs; and

•

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should”

occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	uncertainty of mineral resource and reserve estimates;

•	risks associated with mineral exploration and project development;

•	operational risks associated with mining and mineral processing;

•	uncertainty relating to concentrate treatment charges and transportation costs;

•	uncertainty relating to capital and operating costs, production schedules, and economic returns;

•	uncertainties relating to general economic conditions;

•	competition;

•	substantial reliance on the Caylloma and San Jose mines for revenues;

•	risks related to the integration of businesses and assets acquired by the Company;

•	risks associated with potential legal proceedings;

•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•	fluctuations in metal prices;

•	risks associated with entering into commodity forward and option contracts for base metals production;

•	environmental matters including potential liability claims;

•	reliance on key personnel;

Management’s Discussion and Analysis, page 46

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

•	potential conflicts of interest involving the Company’s directors and officers;

•	property title matters;

•	dilution from further equity financing;

•	currency exchange rate fluctuations;

•	adequacy of insurance coverage;

•	sufficiency of monies allotted for land reclamation; and

•	potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•	there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;

•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•	production forecasts meeting expectations; and

•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis, page 47

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2016

(Unaudited – Presented in US dollars)

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Readers are cautioned not to assume that resources will ever be converted into reserves. Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management’s Discussion and Analysis, page 48